

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

<u>Via Email</u>
Mr. Brian Hammond
Chief Executive Officer
Superior Venture Corp.
Suite 220-2 Old Brompton Road
South Kensington, London SW7 3DQ

> **Re: Superior Venture Corp.**
> **Form 8-K**
> **Filed November 9, 2012**
> **Response Letter Dated November 26, 2012**
> **File No. 001-35316**

Dear Mr. Hammond:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed November 9, 2012</u>

1.   We note your response to comment 1 from our letter dated November 20, 2012 and understand that you have retained Peter Messineo CPA as your independent registered public accountant. However, if the transaction between Ilustrato Pictures Ltd. and Superior Venture Corp is a reverse merger, a change in accountants is presumed to have occurred unless one accountant audited both the premerger financial statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered to be the predecessor accountant. Please provide the change in accountant disclosures set forth in Item 304 of Regulation S-K. Also include a letter from the former accountant regarding its concurrence or disagreement with the statements made by you in the current report.

You may contact me at (202) 551-3650 if you have questions regarding our comments.

Sincerely,

/s/Craig H. Arakawa

Craig H. Arakawa
Staff Accountant